                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ______)


                     AMERICAN MOBILE SATELLITE CORPORATION
                     -------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         -----------------------------
                         (Title of Class of Securities)

                                   02755 R103
                                   ----------
                                 (CUSIP Number)

                                 CAROL FORSYTE
         MOTOROLA, INC., 1303 EAST ALGONQUIN ROAD, SCHAUMBURG, IL 60196
         --------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 MARCH 31, 1998
                                 --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   02755 R103

1.   NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Motorola, Inc.
     F.E.I.N. 36-1115800

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)
     (b)

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     00

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

     5,025,000

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     5,025,000

10.  SHARED DISPOSITIVE POWER

     -0-


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,513,000*


12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.6%


14.  TYPE OF REPORTING PERSON

     CO

__________________
* Includes 1,488,000 shares of the Issuer's common stock, par value $0.01 per share (the "Additional Shares"), which may be issued to Motorola, Inc. ("Motorola") if, at the next annual meeting of the Issuer's stockholders (currently scheduled for May 20, 1998), the issuance of such Additional Shares is approved. The holders of approximately 76% of the Issuer's common stock outstanding and entitled to vote thereon have agreed with Motorola to vote for approval of such issuance. Motorola, at its option, may direct the Issuer to issue such Additional Shares directly to Motorola and/or grant Motorola a warrant to purchase such Additional Shares (at an exercise price of $0.01 per share, the "Warrant")). All of such Additional Shares and/or Warrant will be issued in connection with the acquisition transaction described in Item 4 herein and are subject to repurchase from the Issuer in the event such acquisition transaction is unwound as described herein.

CUSIP NO. 02755 R103                                                PAGE 4 of 18


Item 1.  Securities and Issuer

     This statement relates to the common stock, $0.01 par value (the "Shares"), of American Mobile Satellite Corporation, a Delaware corporation ("AMSC"). AMSC's principal executive offices are located at 10802 Parkridge Boulevard, Reston Virginia 22091.

Item 2.  Identity and Background

     This statement is being filed by Motorola, Inc., a Delaware corporation ("Motorola"). Motorola's principal executive offices are located at 1303 East Algonquin Road, Schaumburg, IL 60196. Motorola is one of the world's leading providers of wireless communications, semiconductors and advanced electronic systems, components and services. Major equipment businesses include cellular telephone, two-way radio, paging and data communications, personal communications, automotive, defense and space electronics and computers. Motorola semiconductors power communication devices, computers and millions of other products. "Motorola" is a registered trademark of Motorola, Inc.

     The names, business addresses and present principal occupations of the directors and executive officers of Motorola are set forth in the attached Appendix I, which is incorporated by reference. Appendix I also lists the principal business of any employer that employs a director who is not also an executive officer of Motorola. To the best of Motorola's knowledge, all directors and executive officers of Motorola are citizens of the United States.

     Neither Motorola nor, to the best of Motorola's knowledge, any director or executive officer of Motorola listed on the attached Appendix I has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     AMSC issued the Shares and will issue the Additional Shares (as defined in Item 4 below) to Motorola in connection with an acquisition transaction pursuant to which AMSC purchased ARDIS, a subsidiary of Motorola, for a purchase price which included cash, the Shares and the Additional Shares. Such acquisition transaction is more fully described in Item 4 below.

CUSIP NO. 02755 R103                                                PAGE 5 of 18


Item 4.  Purpose of Transaction

     Motorola, AMSC, AMSC Acquisition Company, Inc., a wholly-owned subsidiary of AMSC, and certain other parties entered into a Purchase Agreement, dated as of December 31, 1997, as amended (the "Purchase Agreement"), pursuant to which AMSC agreed to purchase certain entities which indirectly own ARDIS Company, a subsidiary of Motorola (such purchase, the "Acquisition"). On March 31, 1998 (the "Closing"), AMSC (through its subsidiary) acquired these entities for a purchase price of approximately $100 million (the "Purchase Price"). The purchase price was paid as follows: (i) Motorola received $49,723,500 in cash at Closing; (ii) Motorola acquired 5,025,000 Shares at Closing; and (iii) Motorola acquired the right to receive approximately 1,488,000 Shares (the "Additional Shares") subject to the approval of AMSC stockholders at the next annual AMSC stockholder's meeting (to be held May 20, 1998). The holders of approximately 76% of AMSC's common stock outstanding and entitled to vote at the annual general meeting have agreed with Motorola that they will vote for approval of such issuance. Motorola, at its option, may direct AMSC to issue such Additional Shares (or a portion thereof) directly and/or grant Motorola a warrant to purchase such Additional Shares (or a portion thereof) (at an exercise price of $0.01 per share, the "Warrant"). The Purchase Price is subject to certain post-Closing adjustments, which adjustments may increase or decrease the amount of cash and Additional Shares received by Motorola as a result of the Acquisition.

     On March 3, 1998, authorization from the United States Federal Communications Commission (the "FCC") for the Acquisition was granted. The Acquisition was consummated prior to receipt of a final order ("Final Order") from the FCC. AMSC has the right to unwind the Acquisition in the event that an adverse Final Order is received that does not permit the AMSC to operate ARDIS as contemplated by providing notice to Motorola within 30 days following receipt of such adverse Final Order. In the event of an unwind, the Purchase Price for ARDIS would be returned to the Company, and AMSC's stock and interests in ARDIS would be returned to Motorola.

     Pursuant to the Purchase Agreement, Motorola has agreed not to transfer, except to a wholly-owned affiliate of Motorola and except pursuant to a piggy-back registration under that certain Registration Rights Agreement (defined below, a copy of which is attached hereto as Exhibit 4.4 and as to which reference is made for a more complete statement of its terms) and except pursuant to Section 1 of that certain Participation Rights Agreement (defined below, a copy of which is attached hereto as Exhibit 4.3 and as to which reference is made for a more complete statement of its terms), any shares of AMSC common stock owned by Motorola prior to the Closing or acquired by Motorola during the one year period after Closing (the "Lock-Up Period"). Motorola has also agreed, during the Lock-Up Period, not to (nor will it permit any agent or Affiliate of Motorola to) solicit, initiate or encourage any Acquisition Proposal or furnish any information to, or cooperate with, any person, corporation, firm, or other entity with respect to an Acquisition Proposal unless Motorola obtains prior written consent from AMSC. For purposes of the foregoing provision, "Acquisition Proposal" means a proposal for a merger or other business combination involving AMSC or for the acquisition of a

CUSIP NO. 02755 R103                                                PAGE 6 of 18


substantial equity interest in, or a substantial portion of the assets of, AMSC. Motorola agreed to promptly communicate to AMSC the terms of any Acquisition Proposal which it may receive during such Lock-up Period.

     In connection with the Purchase Agreement, Hughes Communications Satellite Services, Inc., Satellite Communications Investments Corporation, Space Technologies Investments, Inc., Satellite Mobile Telephone Company, L.P., Transit Communications, Inc., Singapore Telecommunications Ltd., Baron Capital Partners, L.P. (collectively, the "Stockholders"), Baron Capital Management, Inc., Bamco, Inc., AMSC and Motorola entered into a Participation Rights Agreement (the "Participation Rights Agreement"). The Participation Rights Agreement provides that, so long as Motorola beneficially owns more than five percent of the Shares on a fully-diluted basis, Motorola has the right to elect to participate in any contemplated transfer, assignment or other disposition (a "Transfer") by a Stockholder (the "Transferring Stockholder") of (i) any Shares issued to the Stockholders and (ii) any equity securities issued or issuable directly or indirectly with respect to the Shares referred to in clause (i) above (the "Stockholder Shares"). A Transfer does not include a transfer of Stockholder Shares (i) to the public pursuant to Rule 144 under the Securities Act of 1933, as amended, or (ii) in other sales through a broker or dealer in the public stock market over an exchange or the Nasdaq Stock Market. If Motorola elects to participate in a Transfer, it would be entitled to sell in such Transfer, at the same price and on the same terms as the Transferring Stockholder, a number of Shares equal to the product of (a) the quotient determined by dividing the number of Shares owned by Motorola by the aggregate number of Shares owned by the Transferring Stockholder and Motorola and (B) the number of Stockholder Shares to be sold in the contemplated Transfer. The Transfer may not be consummated unless the prospective transferee purchases from Motorola the number of Shares contemplated above, or, simultaneously with the Transfer, the Transferring Stockholder purchases from Motorola such number of Shares that Motorola would have been entitled to sell to the prospective transferee as described above.

     The Participation Rights Agreement also provides that, for so long as Motorola beneficially owns more than five percent of the Shares on a fully-diluted basis, each Stockholder has the right to elect to participate in any Transfer by Motorola of (i) any Shares issued to Motorola and (ii) any equity securities issued or issuable directly or indirectly with respect to the Shares referred to in clause (i) above. The Stockholders may elect, pro rata based on the number of Shares owned by them, to participate in such Transfer. If any Stockholder elects to participate in a Transfer (an "Electing Stockholder"), it would be entitled to sell in such Transfer, at the same price and on the same terms as Motorola, a number of Shares equal to the product of (a) the quotient determined by dividing the number of Shares owned by such Stockholder by the aggregate number of Shares owned by the Electing Stockholders and Motorola and
(b) the number of Shares to be sold in such Transfer. The Transfer may not be consummated unless the prospective transferee purchases from the Electing Stockholders the number of Shares contemplated above, or, simultaneously with the Transfer, Motorola purchases from the Electing Stockholders such number of Shares that the Electing Stockholders would have been entitled to sell to the proposed transferee as described above.

CUSIP NO. 02755 R103                                                PAGE 7 of 18


     The Participation Rights Agreement also provides that each Stockholder shall vote all of its Stockholder Shares in favor of, and take such other action as may be necessary to approve, the transactions contemplated by the Purchase Agreement.

     Under the Participation Rights Agreement and the related Registration Rights Agreement entered into between AMSC and Motorola as of March 31, 1998 (the "Registration Rights Agreement"), AMSC has provided to Motorola certain demand and piggy-back registration rights.

     In connection with the Acquisition, Motorola has also agreed to provide AMSC with vendor financing in the amount of $10.0 million, which will be available to finance up to 75% of the purchase price of additional base stations needed to meet the buildout requirements of AMSC's contract with the United Parcel Service. Loans under this facility will bear interest at a rate equal to LIBOR plus 7.0%. The loans will be secured by the equipment purchased therewith. Motorola's financing commitment is subject to customary conditions, including due diligence.

     Except as set forth in this Item 4, neither Motorola, nor to the best of Motorola's knowledge, any of its executive officers or directors, has any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, Motorola may determine to change its investment intent with respect to AMSC at any time in the future. In reaching any conclusion as to its future course of action, Motorola will take into consideration such factors as it deems relevant, including the business and prospects of AMSC, future developments concerning AMSC, other business opportunities available to Motorola, developments with respect to the business of Motorola, and general economic, financial and market conditions. Motorola reserves the right to acquire additional securities of AMSC in the open market, in privately negotiated transactions (which may be with AMSC or third parties) or otherwise, to dispose of all or a portion of its holdings of securities of AMSC or to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer

     (a) As of April 8, 1998, Motorola was the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of 6,513,000 Shares (constituting 20.6% of the total outstanding shares of AMSC's common stock), of which 5,025,000 Shares were issued to Motorola on March 31, 1998 and 1,488,000 Additional Shares will be issued to Motorola subject to approval by AMSC's stockholders at the next annual general meeting (to be held May 20, 1998). The holders of approximately 76% of the AMSC's common stock outstanding and entitled to vote thereon have agreed with Motorola to vote for approval of such issuance. Motorola, at its option, may direct AMSC to issue such Additional Shares directly and/or grant Motorola the Warrant. The Purchase Price is subject to certain post-Closing adjustments, which adjustments may increase or decrease the amount of cash and Additional Shares received by Motorola as a result of the Acquisition. To the best knowledge of Motorola, no Shares

CUSIP NO. 02755 R103                                                PAGE 8 of 18


are beneficially owned by any of its executive officers or directors, nor do such executive officers and directors have the right to acquire any shares.

     (b) Motorola has the sole or shared power to vote or direct the vote and to dispose or direct the disposition of the 5,025,000 Shares listed as beneficially owned by Motorola in Item 5(a). The remaining 1,488,000 Additional Shares will be issued to Motorola if, at the next annual general meeting of AMSC's stockholders (to be held May 20, 1998), the issuance of such Additional Shares is approved. Upon such issuance, Motorola will gain the sole or shared power to vote or direct the vote and to dispose of such Additional Shares.

     (c) Except as set forth herein, Motorola had no transactions in Shares during the past 60 days. To the best of Motorola's knowledge, no director or executive officer of Motorola has engaged in any transactions in Shares during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Item 4 for a description of the Purchase Agreement, the Participation Agreement and the Registration Rights Agreement. All statements made in the body of this Schedule 13D which relate to the terms of the Purchase Agreement and related agreements including the Participation Rights Agreement and the Registration Rights Agreement are qualified in their entirety by the terms of such documents which are filed as Exhibits hereto.

     Except as set forth in this Schedule 13D, to the best of Motorola's knowledge, no other contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of AMSC, including but not limited to, the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, the division of profits or loss or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

     Exhibit      Description
     -------      -----------
     Exhibit 4.1  Stock Purchase Agreement for the Acquisition of Motorola
                  ARDIS Acquisition, Inc. and Motorola ARDIS, Inc. by AMSC
                  Acquisition Company, Inc., a Wholly-Owned Subsidiary of
                  American Mobile Satellite Corporation, Dated as of December
                  31, 1997

     Exhibit 4.2  Amendment No. 1 dated March 31, 1998 to the Stock Purchase
                  Agreement for the Acquisition of Motorola ARDIS Acquisition,
                  Inc. and Motorola ARDIS, Inc. by AMSC Acquisition Company,

CUSIP NO. 02755 R103                                                PAGE 9 of 18

                  Inc., a Wholly-Owned Subsidiary of American Mobile Satellite
                  Corporation

     Exhibit 4.3  Participation Rights Agreement by and among Motorola, Inc.,
                  American Mobile Satellite Corporation, and the parties listed on Schedule A attached thereto, dated as of December 31, 1997

     Exhibit 4.4  Registration Rights Agreement by and among Motorola, Inc.,
                  American Mobile Satellite Corporation dated as of March 31,
                  1998

CUSIP NO. 02755 R103                                               PAGE 10 of 18


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 9, 1998                    /s/ Linda B. Valentine
                                      ----------------------------------------
                                      Linda B. Valentine
                                      Corporate Vice President
                                      Associate General Counsel,
                                            Law Department

CUSIP NO. 02755 R103                                               PAGE 11 of 18


                                   Appendix I

    INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA

     The following table sets forth the name, age, business address, and principal occupation or employment at the present time and during the past five years of each director and executive officer of Motorola. Unless otherwise noted, each such person is a citizen of the United States. In addition, unless otherwise noted, each such person's business address is 1303 East Algonquin Road, Schaumburg, Illinois 60196.

                          DIRECTORS OF MOTOROLA, INC.

                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL,
                         OFFICES OR EMPLOYMENT HELD DURING THE PAST FIVE YEARS
NAME                     AND AGE
--------------------------------------------------------------------------------
Gary L. Tooker...........Age 58; Chairman of the Board; Director since 1986. Mr.
                         Tooker started with Motorola in 1962, holding ascending
                         marketing and operations assignments within the
                         semiconductor business. He served as General Manager of
                         the Semiconductor Products Sector from 1981 through
                         1986 becoming Executive Vice President and General
                         Manager in 1984; Senior Executive Vice President and
                         Chief Corporate Staff Officer in 1986; Chief Operating
                         Officer in 1988; President in 1990; Vice Chairman of
                         the Board and Chief Executive Officer in 1993; and
                         Chairman of the Board in January of 1997. He is a
                         member of the Board of Directors of Eaton Corporation,
                         Atlantic Richfield Company (ARCO) and Catalyst.

Christopher B. Galvin....Age 48; Chief Executive Officer since January 1997;
                         Director since 1988. Mr. Galvin began working for
                         Motorola part-time in 1967 and full-time in 1973.
                         Between 1973 and 1988 he served in sales, sales
                         management, marketing, product management, service
                         management and general management positions in
                         Motorola's Two-Way Radio, Tegal subsidiary
                         (semiconductor capital equipment products) and paging
                         businesses. In 1988, he became Chief Corporate Staff
                         Officer and was elected to the Board of Directors. In
                         1990, he was appointed to the Office of the Chief
                         Executive as Senior Executive Vice President and
                         Assistant Chief Operating Officer. He served as
                         President and Chief Operating Officer from 1993 until
                         he became Chief Executive Officer on January 1, 1997.
                         Mr. Galvin is the son of Robert W. Galvin.

CUSIP NO. 02755 R103                                               PAGE 12 of 18

Robert W. Galvin.........Age 75; Chairman of the Executive Committee since 1990;
                         Director since 1945. Mr. Galvin started his career at
                         Motorola in 1940. He held the senior officership
                         position in Motorola from 1959 until 1990, when he
                         became Chairman of the Executive Committee. He
                         continues to serve as a full time officer of Motorola.

Ronnie C. Chan...........Age 48; Director since 1997. Mr. Chan has been the
                         Chairman of Hong Kong based Hang Lung Development Group
                         since 1991. Hang Lung Development Group is made up of
                         three publicly traded companies in property
                         development, property investment and hotels. In 1986,
                         Mr. Chan co-founded the private Morningside/Springfield
                         Group and is a director of certain companies within the
                         Group. The Morningside Group directs investments in
                         private companies. The Springfield Group engages in
                         financial trading, fund management and investment
                         consulting. He is a member of the Board of Directors of
                         Enron Corporation and Standard Chartered PLC. His
                         business address is: Huang Long Development Company
                         Limited, 28/F Standard Chartered Bank Building, 4 Des
                         Voeux Road Central, Hong Kong.

H. Laurance Fuller.......Age 59; Director since 1994. Mr. Fuller is Chairman of the Board and Chief Executive Officer of Amoco
                         Corporation, an energy company. Mr. Fuller was elected
                         President of Amoco Corporation in 1983, and its
                         Chairman of the Board and Chief Executive Officer in
                         1991. He has been a member of Amoco Corporation's
                         Executive Committee and a member of the Board of
                         Directors of Amoco since 1981. Mr. Fuller joined Amoco
                         in 1961, was named President of Amoco Oil Company in
                         1978, and was elected Executive Vice President of Amoco
                         Corporation in 1981. He is also a director of The Chase
                         Manhattan Corporation, The Chase Manhattan Bank, N.A.,
                         Abbott Laboratories, Security Capital Group, the
                         American Petroleum Institute, Catalyst, and
                         Rehabilitation Institute of Chicago. His business
                         address is: Amoco Corporation, 200 East Randolph
                         Street, Chicago, IL 60601.

Robert L. Growney........Age 55; Director since 1997. Mr. Growney began his career with Motorola in 1966 holding various positions
                         in Motorola's wireless communications businesses. He
                         was appointed a company officer in 1985, elected
                         corporate vice president by the Board of Directors in
                         1986, elevated to senior vice president in 1989, to
                         executive vice president in 1992, and to

CUSIP NO. 02755 R103                                               PAGE 13 of 18

                         President and General Manager of the Messaging,
                         Information and Media Sector in 1994. He was elected
                         President and Chief Operating Officer effective January
                         1, 1997 and elected to the Board of Directors in February of 1997. He is currently a Director of Microware Systems Corporation.

Anne P. Jones............Age 63; Director since 1984. Ms. Jones is currently working as a consultant. She was a partner in the
                         Washington, D.C. office of the Sutherland, Asbill &
                         Brennan law firm from 1983 until 1994. Prior thereto,
                         she was a Commissioner of the Federal Communications
                         Commission, General Counsel of the Federal Home Loan
                         Bank Board, and was on the staff of the Securities and
                         Exchange Commission from 1968 to 1977. She was Director
                         of the Division of Investment Management of the
                         Securities and Exchange Commission in 1976 and 1977.
                         Ms. Jones is a director of the IDS Mutual Fund Group
                         and C-COR Electronics, Inc. Her business address is:
                         5716 Bent Branch Road, Bethesda, MD 20816.

Donald R. Jones..........Age 68; Director since 1987. Mr. Jones joined Motorola in 1951; became Director of Finance and Planning of the
                         Communications Division in 1968; Treasurer of Motorola
                         in 1971; Vice President and Assistant Chief Financial
                         Officer in 1974; Senior Vice President and Assistant
                         Chief Financial Officer in 1984; and Executive Vice
                         President and Chief Financial Officer in 1985. He
                         retired in 1991. He is a trustee of the Kemper Mutual
                         Funds, Chicago, Illinois. His business address is: 1776
                         Beaver Pond Road, Inverness, IL 60067.

Judy C. Lewent...........Age 49; Director since 1995. Ms. Lewent has been Senior
                         Vice President and Chief Financial Officer, Merck &
                         Co., Inc., a pharmaceuticals company, since 1992 and
                         was formerly its Vice President--Finance and Chief
                         Financial Officer (1990-1992) and Vice President and
                         Treasurer (1987-1990). She is also a director of Astra
                         Merck, Inc.; the DuPont Merck Pharmaceutical Company;
                         Johnson & Johnson Merck Consumer Pharmaceuticals
                         Company; The Quaker Oats Company; Chugai MSD Co. Ltd;
                         and Merial Limited. Her business address is: Merck &
                         Co., Inc., One Merck Drive, Whitehouse Station, NJ
                         08889.

Dr. Walter E. Massey.....Age 60; Director since 1993. Dr. Massey is President of
                         Morehouse College. After becoming staff physicist and
                         post-doctoral fellow at Argonne National Laboratory,
                         assistant professor at the University of Illinois,
                         associate professor and

CUSIP NO. 02755 R103                                               PAGE 14 of 18

                         professor of physics at Brown University, Dr. Massey then joined Argonne National Laboratory as its director and was named to the additional position of Vice
                         President for Research of the University of Chicago in 1982. In 1984, Dr. Massey became Vice President for
                         Research and for Argonne National Laboratory, the
                         University of Chicago. In 1991, he was appointed by President Bush as the Director of the National Science
                         Foundation. In April, 1993 he became Provost and Senior
                         Vice President, Academic Affairs, University of
                         California System, and since August, 1995 he has been President of Morehouse College. He is a director of Amoco Corporation and BankAmerica Corporation and its subsidiary, Bank of America, N.T.S.A. Dr. Massey previously served as a director of Motorola from May
                         1984 until May 1991 when he accepted his appointment to the National Science Foundation. His business address is: Morehouse College, 830 Westview Drive, SW, Atlanta,
                         GA 30314.

Thomas J. Murrin.........Age 68; Director since 1991. Mr. Murrin has been Dean of Duquesne University's School of Business
                         Administration since January 1991. He previously was
                         Deputy Secretary of the U.S. Department of Commerce and
                         served as a U.S. delegate to the NATO Industrial
                         Advisory Group and as a member of the Defense Policy
                         Advisory Committee on Trade from July 1989 to January
                         1991. From 1983 to 1987 he was President of the Energy
                         and Advanced Technology Group of Westinghouse Electric
                         Corporation, which he joined in 1951. He is a director
                         of Duquesne Light Company and its holding company, DQE,
                         Inc. His business address is: Duquesne University
                         School of Business Administration, Room 405, Rockwell
                         Hall, 600 Douglas Ave, Pittsburgh, PA 15282.

Nicholas Negroponte......Age 54; Director since 1996. Mr. Negroponte is a founder and director of the Massachusetts Institute of
                         Technology's Media Laboratory an interdisciplinary,
                         multi-million dollar research center focusing
                         exclusively on the study and experimentation of future
                         forms of human and machine communication. In 1967 he
                         founded MIT's pioneering Architecture Machine Group, a
                         combination lab and think tank responsible for many
                         radically new approaches to the human-computer
                         interface. He joined the MIT faculty in 1966 and became
                         a full professor in 1990. In 1992 Mr. Negroponte co-
                         founded Wired magazine of which he is the senior
                         columnist. His business address is: Massachusetts
                         Institute of Technology Media Lab, 20 Ames St. E15-210,
                         Cambridge, MA 02139.

CUSIP NO. 02755 R103                                               PAGE 15 of 18

John E. Pepper, Jr. .....Age 59; Director since 1994. Mr. Pepper is Chairman of the Board of Directors and Chief Executive of Procter &
                         Gamble Co., a consumer products company. Mr. Pepper
                         joined Procter & Gamble in 1963, became General Manager
                         of Procter & Gamble Italia in 1974, and was named
                         Division Manager--International in 1977. In 1978 he
                         returned to the U.S. as Vice President--Packaged Soap
                         and Detergent Division. He was elected Executive Vice
                         President of Procter & Gamble Co. and was named to its
                         Board of Directors in 1984, was named President in 1986
                         and was named Chairman of the Board and Chief Executive
                         in July, 1995. Mr. Pepper is also a director of the
                         Xerox Corporation. His business address is: Procter &
                         Gamble Co., One Procter & Gamble Plaza, Cincinnati, OH
                         45202.

Samuel C. Scott III......Age 53; Director since 1993. Mr. Scott is currently
                         President of Corn Products International. Prior to this
                         position, he was Vice President of CPC International
                         and President of CPC's worldwide corn refining
                         business. Mr. Scott joined CPC International in 1973 in
                         the corn refining business. He held a number of
                         positions during his career with CPC. He became a Vice
                         President of CPC in 1991 and President of the Corn
                         Refining Division in 1995. On December 31, 1997, CPC
                         spun off its corn refining division as a separate
                         corporation, Corn Products International. Mr. Scott
                         serves on the Board of Directors of Corn Products
                         International, Reynolds Metals Company, the Corn
                         Refiners Association and Inroads Chicago. His business
                         address is: CPC International, Inc. 6500 Archer Road,
                         Summit-Argo, IL 60501.

B. Kenneth West..........Age 64; Director since 1976. Mr. West is currently serving as Senior Consultant for corporate governance
                         to Teachers Insurance and Annuity Association, College
                         Retirement Equities Fund, a major pension fund company.
                         He retired as Chairman of the Board of Harris Trust and
                         Savings Bank and its holding company, Harris Bankcorp,
                         Inc. in 1995 where he had been employed since 1957. He
                         is also a director of The Pepper Companies, Inc. His
                         business address is: Harris Bankcorp, Inc. P.O. Box
                         775, Chicago, IL 60609.

Dr. John A. White........Age 58; Director since 1995. Dr. White has served since
                         July 1997, as Chancellor of the University of Arkansas.
                         Dr. White served from July 1991 to July 1997, as Dean
                         of Engineering at Georgia Institute of Technology,
                         having been a member of the

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CUSIP NO. 02755 R103                                               PAGE 16 of 18

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
                         faculty since 1975. During the period from July 1988 to
                         September 1991, he served as Assistant Director of the
                         National Science Foundation in Washington, D.C. He is a
                         director of Eastman Chemical Company, CAPS Logistics,
                         Inc., Logility, Inc., and Russell Corporation. His
                         business address is: University of Arkansas, 425
                         Administration Building, Fayetteville, AR 72701.

John F. Mitchell.........Age 70; Vice Chairman of the Board, Motorola, Inc.
                         Director since 1974; Member of the Executive,
                         Technology and Management Development Committees. Mr.
                         Mitchell joined the Company in 1953; became Vice
                         President of the Company in 1968; General Manager of
                         the Communications Division in 1972; Executive Vice
                         President and Assistant Chief Operating Officer in
                         1975; President in 1980; Chief Operating Officer in
                         1986; and Vice Chairman and Officer of the Board in
                         1988. He retired as an officer of the Company in 1995,
                         but continues as a consultant. He is former chairman of
                         the Electronic Industries Association and an honorary
                         member of the Board of Governors.

                         EXECUTIVE OFFICERS OF MOTOROLA
                    (WHO ARE NOT ALSO DIRECTORS OF MOTOROLA)

                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL,
                         OFFICES OR EMPLOYMENT HELD DURING PAST FIVE YEARS AND
NAME                     AGE
--------------------------------------------------------------------------------
Keith J. Bane............Age 58; Executive Vice President and President,
                         Americas Region since March 1997; Executive Vice
                         President and Chief Corporate Staff Officer from
                         February 1995 to March 1997; Senior Vice President and
                         Chief Corporate Staff Officer from August 1994 to
                         February 1995; Senior Vice President and Director of
                         Strategy, Technology and External Relations from
                         October 1993 to August 1994; and Senior Vice President
                         and Director of Strategy from November 1988 to October
                         1993.
Robert L. Barnett........Age 57; Executive Vice President and President, Land
                         Mobile Products Sector since March 1997; Senior Vice
                         President, President and General Manager, Land Mobile
                         Products Sector from March 1996 to March 1997;
                         Corporate Vice President and General Manager, iDEN
                         Group, Land Mobile Products Sector from May 1995 to
                         March 1996.
Arnold S. Brenner........Age 61; Executive Vice President and President, Global
                         Government Relations and Standards since 1997;
                         Executive Vice President and General Manager, Japan
                         Group from November 1988 to 1997.
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CUSIP NO. 02755 R103                                               PAGE 17 of 18

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Glenn A. Gienko..........Age 45; Executive Vice President and Director of Human
                         Resources since May 1996; Senior Vice President and
                         Director of Human Resources from June 1995 to May 1996;
                         Corporate Vice President--Human Resources, General
                         Systems Sector from February 1994 to June 1995; and
                         Vice President--Human Resources, General Systems Sector
                         from June 1990 to February 1994.

Merle L. Gilmore.........Age 50; Executive Vice President and President,
                         Motorola Europe, Middle East and Africa since March
                         1997; Executive Vice President, President and General
                         Manager, Land Mobile Products Sector ("LMPS"), from
                         July 1994 to March 1997; Senior Vice President and
                         President and General Manager, LMPS, from June 1994 to
                         July 1994; Senior Vice President and Assistant General
                         Manager, LMPS, from July 1992 to June 1994.

Carl F. Koenemann........Age 59; Executive Vice President and Chief Financial
                         Officer since December 1991.

James A. Norling.........Age 56; Executive Vice President and President,
                         Messaging, Information and Media Sector since January
                         1997; Executive Vice President and President, Motorola
                         Europe, Middle East and Africa from April 1993 to
                         December 1996; and Executive Vice President, and
                         President and General Manager, Semiconductor Products
                         Sector from December 1989 to April 1993.

Frederick T. Tucker......Age 57; Executive Vice President and President,
                         Automotive, Component, Computer and Energy Sector since
                         September 1992.

Richard W. Younts........Age 58; Executive Vice President and President, Asia
                         Pacific Region since March 1997; Executive Vice
                         President and Corporate Executive Director
                         International-Asia and Americas from December 1993 to
                         March 1997; and Senior Vice President and Corporate
                         Executive Director, International-Asia and Americas
                         from July 1991 to December 1993.

Ferdinand C. Kuznik......Age 56; Executive Vice President and President,
                         Cellular Subscriber Sector since August 1997; Senior
                         Vice President and General Manager, Communications &
                         Electronics Group, Land Mobile Products Sector from
                         1993 to August 1997.
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CUSIP NO. 02755 R103                                               PAGE 18 of 18

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A. Peter Lawson..........Age 52; Senior Vice President, General Counsel and
                         Secretary since November 1996; Senior Vice President
                         and General Counsel from March 1996 to November 1996;
                         Senior Vice President and Assistant General Counsel
                         from November 1994 to March 1996; Corporate Vice
                         President and Assistant General Counsel from November
                         1987 to November 1994.

Hector Ruiz..............Age 52; Executive Vice President and President,
                         Semiconductor Products Sector since May 1997; Executive
                         Vice President, Office of the President, SPS from
                         February 1997 to May 1997; Executive Vice President and
                         General Manager, Messaging Systems Products Group,
                         Messaging Information and Media Sector from April 1996
                         to February 1997; Executive Vice President and General
                         Manager, Paging Products Group, Messaging Information
                         and Media Sector from 1994 to April 1996; and Senior
                         Vice President and General Manager, Paging Products
                         Group, Paging and Telepoint Systems Group from 1991 to
                         1994.